Sentinel Energy Services Inc.

1000 Louisiana Street, Suite 3850

Houston, Texas 77002

(281) 407-0686

September 1, 2017

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Sentinel Energy Services Inc.
Draft Registration Statement on Form S-1
Submitted on July 3, 2017 CIK No. 0001709768

Ladies and Gentlemen:

Set forth below are the responses of Sentinel Energy Services Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 2, 2017, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001709768, submitted to the Commission on July 3, 2017 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the revised Registration Statement on Form S-1 filed herewith.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that neither the Company nor any authorized persons have presented any written communications, as defined in Rule 405, to potential investors in reliance on Section 5(d). If the Company, or anyone authorized by the Company present any such written communications, the Company will supplementally provide such communications to the Staff.

Securities and Exchange Commission

September 1, 2017

Prospectus Cover Page

2.	We note your disclosure that you “cannot guarantee that [y]our securities will be approved for listing on NASDAQ.” Please tell us whether you intend to know before this registration statement is effective whether NASDAQ has approved your listing application. In this regard, we note that you discuss a number of conditions and limitations by which you will be required to abide if you obtain and maintain such listing, such as the 80% limitation. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

RESPONSE: The Company respectfully advises the Staff that it will know whether Nasdaq has approved its listing application prior to the Registration Statement being declared effective by the Commission. The Company confirms to the Staff that it will file a pre-effective amendment to the Registration Statement to reflect any necessary changes to the disclosure in the Registration Statement if its Nasdaq listing application is not approved.

Prospectus Summary

Our Company, page 2

3.	Please revise your disclosure to add an organizational chart or diagram that clearly illustrates your ownership structure and your shareholders’ ownership interests.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7 in response.

4.	In the second paragraph from the top, you state in the last sentence “None of our officers or directors have had experience with blank check companies or special purpose acquisition companies in the past.” If applicable, please disclose CSL’s experience with blank check companies or special purpose acquisition companies. If they have such experience, please provide a short overview of their experience.

RESPONSE: The Company respectfully advises the Staff that CSL has no prior experience with blank check companies or special purpose acquisition companies, and has revised the disclosure on page 3 accordingly.

Manner of conducting redemptions, page 18

5.	Please include disclosure in the summary section of this prospectus that public stockholders seeking to exercise their redemption rights may be required to tender their certificates or deliver their shares to perfect their redemption rights.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 20 in response. The Company advises the Staff that it will not be issuing shares in certificated form.

Securities and Exchange Commission

September 1, 2017

Release of funds in trust account on closing of our initial business combination, page 21

6.	Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming shareholders, or (2) the trustee will directly send the appropriate portion of the amount held in trust to the redeeming shareholder at the time of the business combination.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22 and 96 in response.

Limited payments to insiders, page 23

7.	Please disclose the source of the funds to be used to make the identified payments to insiders, or provide a cross-reference to such disclosure.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 24 in response.

Summary Financial Data, page 26

8.	Please refer to footnotes (1) and (2) to this table. Tell us why actual shareholder’s equity as of June 12, 2017 is a component of “as adjusted” working capital and “as adjusted” total assets. Working capital is generally calculated as current assets minus current liabilities, and total assets should reflect the similarly titled line item on the face of your balance sheet. Please revise these footnotes to better explain how the amounts of “as adjusted” working capital and total assets are calculated.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 27 in response.

Risk Factors

9.	Please add risk factor disclosure explaining the risks to investors of the cashless exercise of the public stockholders’ warrants, including that the decision to require a cashless exercise is solely within the company’s discretion and that a cashless exercise results in an investor receiving fewer shares than in a cash exercise scenario.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 in response.

Securities and Exchange Commission

September 1, 2017

NASDAQ may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions., page 31

10.	In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your Nasdaq listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20 and 87 to clarify that the Company intends to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if it does not maintain its Nasdaq listing and Exchange Act registration. The Company advises the Staff that no document requires the Company to do so, and the revised disclosure states such fact.

Our directors may decide not to enforce the indemnification obligations of our sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders., page 35

11.	Please disclose the risks associated with the fact that you have not independently verified whether your sponsor has sufficient funds to satisfy its indemnity obligations, despite the fact that you believe your sponsor’s only assets to be securities of your company, and that you have not asked your sponsor to reserve for this eventuality. Alternatively, please tell us why you do not believe such risk factor disclosure is necessary.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 in response.

Use of Proceeds, page 61

12.	Please confirm our assumption that the amount titled “Proceeds after offering expenses” will equal Total gross proceeds minus Total offering expenses once you have populated the amount of Underwriting discounts and commissions. If our assumption is incorrect, please explain this matter to us in more detail.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that the amount titled “Proceeds after offering expenses” will equal Total gross proceeds minus Total offering expenses once the Company has populated the amount of Underwriting discounts and commissions.

Securities and Exchange Commission

September 1, 2017

Shareholders May Not Have the Ability to Approve Our Initial Business Combination, page 83

13.	Please provide us your analysis of how your ability to choose between seeking shareholder approval for a proposed business combination and conducting a tender offer would change if you were to satisfy the definition of a foreign private issuer. Also tell us about any other material changes to the disclosures in your prospectus if you were to satisfy the definition of a foreign private issuer.

RESPONSE: The Company respectfully advises the Staff that it does not currently, nor does it expect that it will upon consummation of this offering, or prior to consummation of its initial business combination, satisfy the requirements to qualify as a foreign private issuer. The Company does not currently believe, if it were to qualify as a foreign private issuer at the time of its initial business combination, that such status would materially affect its decision whether to seek shareholder approval for the initial business combination or conduct a tender offer. In such event, the Company would expect to comply with the rules applicable to a foreign private issuer and may, depending upon the facts and circumstances existing at such time, comply with additional rules applicable to a domestic issuer.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419

Election to Remain an Investor, page 93

14.	Please expand the disclosure in the left column to clarify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 in response.

Signatures

15.	Please include the signature of your duly authorized representative in the United States. See Securities Act Section 6(a) and Instruction 1 under Signatures on Form S-1.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has included the signature of the Company’s duly authorized representative in the United States in the Registration Statement.

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Securities and Exchange Commission

September 1, 2017

If you have any further comments or questions relating to the foregoing, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

SENTINEL ENERGY SERVICES INC.

By:	/s/ Krishna Shivram
Name:	Krishna Shivram
Title:	Chief Executive Officer

Enclosures